# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0002095529
Persons authorized to receive notices and communications: Lane Risser, 88 West Mound Street, Columbus, Ohio (OH), 43215, 614-634-9100

## Reporting persons
- HHCF Series 21 Sub, LLC (CIK 0002095529): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 32,262; sole dispositive power 0; shared dispositive power 32,262; aggregate amount beneficially owned 32,262 (0.65% of the class)
  Comment: (1) Based on 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.
- HHCF Series 21 Sub Holdco, LLC (CIK 0002095528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 32,262; sole dispositive power 32,262; shared dispositive power 0; aggregate amount beneficially owned 32,262 (0.65% of the class)
  Comment: (1) Based on 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.
- Hawthorn Horizon Credit Fund, LLC (CIK 0002095523): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 32,262; sole dispositive power 0; shared dispositive power 32,262; aggregate amount beneficially owned 32,262 (0.65% of the class)
  Comment: (1) Based on 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.
- Lane Risser (CIK 0002095668): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 32,262; sole dispositive power 0; shared dispositive power 32,262; aggregate amount beneficially owned 32,262 (0.65% of the class)
  Comment: (1) Based on 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 5360 Legacy Drive, Building 2, Plano, Texas (TX), 75024
Comment: By this exit Amendment No. 3, HHCF Series 21 Sub, LLC ("HHCF Sub") and the other Reporting Persons amend and supplement the responses to Items 4 and 5 of the Statement on Schedule 13D (the "Original Schedule 13D", as amended and supplemented through the date of this Amendment No. 3, the "Schedule 13D"), filed with respect to the shares of common stock, par value $0.0001 per share, of Katapult Holdings, Inc (the "Issuer"). Capitalized terms not otherwise defined have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 11, 2026, HHCF transferred 612,985 shares of the Issuer's Common Stock in a private transaction.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

HHCF Sub - 0.65%
Holdco - 0.65%
Hawthorn - 0.65%
Mr. Risser - 0.65%

Each of Holdco, Hawthorn and Mr. Risser disclaim beneficial ownership of these shares of Common Stock, except to the extent of its or his pecuniary interest in such shares, if any. Such percentages are based on 4,972,405 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets.
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, none of the Reporting Persons have effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: August 11, 2026

## Signatures
- HHCF Series 21 Sub, LLC: /s/ Lane Risser, Lane Risser, Manager (08/13/2026)
- HHCF Series 21 Sub Holdco, LLC: /s/ Lane Risser, Lane Risser, Manager (08/13/2026)
- Hawthorn Horizon Credit Fund, LLC: /s/ Lane Risser, Lane Risser, Manager (08/13/2026)
- Lane Risser: /s/ Lane Risser, Lane Risser (08/13/2026)